vnu

06010605

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH. D.C.
213
SECTION

SUPPL

Date	January 16, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated January 16, 2006:

VNU RECEIVES BUYOUT PROPOSAL OF EUR 28.00 TO 28.50 PER COMMON SHARE FROM PRIVATE EQUITY CONSORTIUM

With kind regards,
VNU bv

Maarten Schikker

PROCESSED
FEB 0 1 2006
THOMSON
FINANCIAL

1.001 02.99

vnu

ADR file nr 82-2876

Press release

Date January 16, 2005

VNU RECEIVES BUYOUT PROPOSAL OF EUR 28.00 TO 28.50 PER COMMON SHARE FROM PRIVATE EQUITY CONSORTIUM

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, said today that it has received a non-binding proposal to purchase the company for EUR 28.00 to 28.50 per common share from a private equity consortium consisting of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., Permira and Thomas H. Lee Partners. This proposal was made by this private equity consortium after several weeks of diligence and access to VNU management. VNU said it will proceed with discussions with this private equity consortium as VNU continues to weigh alternatives and fully and fairly evaluate what course of action will serve the best interests of VNU's stakeholders. VNU, after having gauged the level of interest of certain other parties, is at this time not proceeding with discussions with any other party.

The non-binding proposal of the private equity consortium is subject to, among other things, negotiation and execution of a merger protocol and completion of due diligence. The company said that there can be no assurance that these discussions will result in any specific transaction and, if so, at what price and with what conditions. VNU expects to be able to provide further information within three to four weeks.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031